Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-157386 and 333-157386-01

5.10% Synthetic Buy-Write Notes Linked to the Common Stock of Ford Motor Co. Final Term Sheet March 31, 2011

Issuer:	Citigroup Funding Inc.

Underlying Stock:	Ford Motor Co. (“F”)

Sole Manager:	Citigroup Global Markets Inc.

Offering:	5.10% Synthetic Buy-Write (the “Notes”).

Offering Size:	USD 10,000,013.73

Offering Price:	USD 14.77

Units Issued:	677,049

Trade Date:	March 31, 2011

Issue Date:	April 5, 2011

Valuation Date:	September 30, 2011

Maturity Date:	October 5, 2011

Payment Days:	New York

Coupon:	5.10% per annum payable quarterly (30/360 day count convention)

Coupon Payment Dates:	July 5, 2011; October 5, 2011.

Any coupon payment on the Notes required to be made on a date that is not a Business Day need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified

Initial Equity Value:	USD 14.77

Final Equity Value:	The closing value of the Underlying Equity on the Valuation Date

Cap Price:	17.7240

Equity Ratio:	1.0 share of the Underlying Stock for each buy-write of USD 14.77 principal amount with any fractional shares to be paid in cash

Payment at Maturity:	For each note of USD 14.77:

(a) If the Final Equity Value is greater than the Cap Price, then the cash equivalent of a number of shares equal to the product of the Equity Ratio and a ratio of the Cap Price divided by the Final Equity Value

(b) If the Final Equity Value is less than the Cap Price, then the cash

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

5.10% Synthetic Buy-Write Notes Linked to the Common Stock of Ford Motor Co. Final Term Sheet March 31, 2011

equivalent of a number of shares equal to the Equity Ratio

Form and Denomination:	Registered Medium Term Notes in minimum denominations and minimum increments of USD 14.77.

Cusip / ISIN:	17316G156 / US17316G1563

Calculation Agent:	Citigroup Global Markets Inc.

Listing:	None

Settlement:	DTC

Notice:

The Notes represent obligation of Citigroup Funding Inc. only and do not represent an obligation of or interest in F or any of its affiliates. F has not authorized, sponsored or consented to the issuance of the Notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.